Global Crossing
Jefferies & Company, Inc.
Global  Technology, Internet, Media and Telecom Conference
May 10, 2011
Filed by Global Crossing Limited
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Global Crossing Limited
Commission File No.: 001-16201

Safe Harbor and Non-GAAP Measures
Statements made herein that are not historical financial results are forward-looking statements as defined in Section 21E of the Securities Exchange Act of 1934. Our
actual results could differ materially from those projected in these forward-looking statements. Factors that could cause actual results to differ materially from those in these forward-looking statements are contained in our reports filed with or furnished to the Securities and Exchange Commission, including our Annual Report on
Form 10-K for the year ended December 31, 2010 and subsequent Quarterly Reports on Form 10-Q. We are not obligated to publicly update or revise these forward-looking statements to reflect future events or developments except as required by law.  Information  contained herein is in summary format only and is qualified in its entirety by reference to the financial statements and other information contained in our Forms 10-K and 10-Q. We refer you to our financial press releases posted at www.globalcrossing.com which include explanations of and reconciliations with the closest GAAP financial measures for our non-GAAP financials such as OIBDA,
Free Cash Flow and all measures referenced herein as “constant currency”. This presentation should be read in conjunction with the accompanying oral presentation, which may be accessed by visiting the company’s aforementioned web site.

© 2011 Global Crossing

IMPORTANT INFORMATION FOR INVESTORS

© 2011 Global Crossing
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  The proposed amalgamation involving Level 3 Communications, Inc. ("Level 3") and Global Crossing Limited ("Global
Crossing") announced on April 11, 2011 will be submitted to the stockholders of Level 3 and the stockholders of Global Crossing for their consideration.  Level 3 and Global Crossing will file a registration statement on Form S-4, a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC.  Level 3 and Global Crossing will each provide the final joint proxy statement/prospectus to its respective stockholders.  Investors and security holders are urged to read the registration statement and the joint proxy statement/prospectus and any other relevant documents filed with the SEC when they become available, as well as any amendments or supplements to those documents, because they will contain important information about
Level 3, Global Crossing and the proposed transaction.  Investors and security holders will be able to obtain a free copy of the registration statement and joint proxy statement/prospectus, as well as other filings containing information about Level 3 and Global
Crossing free of charge at the SEC's Web Site at http://www.sec.gov. In addition, the joint proxy statement/prospectus, the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus and the other documents filed with the SEC by Level 3 may be obtained free of charge by directing such request to:  Investor Relations, Level 3, Inc., 1025 Eldorado Boulevard, Broomfield,
Colorado 80021 or from Level 3's Investor Relations page on its corporate website at http://www.Level 3.com and the joint proxy statement/prospectus, the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus and the other documents filed with the SEC by Global Crossing be obtained free of charge by directing such request to: Global Crossing by telephone at (800) 836-0342 or by submitting a request by e-mail to glbc@globalcrossing.com or a written request to the Secretary, Wessex
House, 45 Reid Street, Hamilton HM12 Bermuda or from Global Crossing's Investor Relations page on its corporate website at
http://www.globalcrossing.com.
Level 3, Global Crossing and their respective directors, executive officers, and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in favor of the proposed transactions from the stockholders of Level 3 and from the stockholders of Global Crossing, respectively.  Information about the directors and executive officers of Level 3 is set forth in the proxy statement on Schedule 14A for Level 3's 2011 Annual Meeting of Stockholders, which was filed with the SEC on April 4, 2011 and information about the directors and executive officers of Global Crossing is set forth in the proxy statement for Global Crossing's 2011 Annual General
Meeting of Shareholders, which was filed with the SEC on April 29, 2011. Additional information regarding participants in the proxy solicitation may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

© 2010 Global Crossing
Global Crossing is building on a leading position as a global provider of advanced IP, Ethernet and data center solutions
Strong demand for IP-based value-added services enables growth
Diverse and loyal customer base is supported by emphasis
on delivering unsurpassed customer experience
Global Crossing is moving up the customer value chain
with increased investment in value-added services, including data centers
Demonstrated strategic, operational and financial progress in 2010
Well positioned for accelerated growth and improved profitability in 2011
Our Focus and Value Proposition
Hosted
Solutions
Intelligent
Transport
Core
Network
Customer Experience
Global provider of advanced IP, Ethernet and data center solutions for large Enterprise and Carrier customers.

Carrier Sales ~30%
Enterprise Sales ~70%

Global Crossing
Think Ahead

Strategic “Invest & Grow” offerings include:
IP and Ethernet Solutions
Data Center/Hosting/Cloud Services
Managed Solutions
Media Transport Services
Collaboration Services
Infrastructure Services
Traditional Voice and Data Services
Full Suite of IP-Based Communications Services

© 2011 Global Crossing
2010 Invest & Grow Revenue:  $2.3B
(Total Revenue: $2.6B)
Award-Winning Products and Network
Major Players category -
Worldwide MNC
Telecommunications
Services (2010)

GC
Impsat
24%
GCUK
21%
ROW
55%

Global Crossing
Think Ahead

Unique Global IP Network
Strong North American and European long haul network with extensive global subsea network
Data and conferencing solutions
Strong multinational customer base
Year-over-year growth of 4% in 2010 and 6% in 1Q11
Pan-Latin America long haul network coverage and 15 metro markets
Managed services and 15 data centers comprising majority of growth
Deep relationships with regional enterprise and government customers
Year-over-year growth of 14% in 2010 and 16% in 1Q11
GCUK
Full-service national UK network with global reach
Managed services and IP converged solutions
Strong customer base with government and enterprise customers seeking end-to-end solutions
Investing to expand and diversify enterprise customer base
Year-over-year  growth of 3% in 2010 and  (5%) in  1Q11

GC Impsat
ROW (N. America, Europe, Asia)
2010 Invest & Grow Revenue:  $2.3B
(Total Revenue: $2.6B)
© 2010 Global Crossing
Global network covering more than 90,000 route miles, providing services to more than 700 cities in more than 70 countries around the globe.
Well-Balanced Business Portfolio

$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
$460
$472
$492
$559
$1,231
$1,278
GCUK
GC Impsat
ROW
2009
2010

$525
$450
$375
$300
$225
$150
$75
$0
$119
$113
$129
$150
$312
$332
GCUK
GC Impsat
ROW
1Q10
1Q11

Global Crossing
Think Ahead

“Invest and Grow” Revenue

$ in millions
“Invest & Grow”
Revenue Growth
2010 vs. 2009 1Q11 vs. 1Q10
As Reported
Constant
Currency
As Reported
Constant
Currency
GCUK 3% 3% (5%) (5%)
GC Impsat 14% 8% 16% 13%
ROW
4% 4% 6% 6%
Consolidated*
6% 5% 6% 5%
Refer to earnings
release for the
explanation of constant
currency
Full Year Results First Quarter Results
*Net of intercompany revenue
© 2010 Global Crossing

$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
100%
90%
80%
70%
60%
50%
$2,265
$2,599
$2,536
$2,609
79%
84%
85%
87%
$648
$661
2007
2008
2009
2010
1Q11
Consolidated Revenue
1Q Consolidated Revenue
"I&G" as % of Total

Global Crossing
Think Ahead

$ in millions
Refer to earnings
release for the
explanation of constant
currency
GC Impsat financial
contribution began on
May 9, 2007

©
2010 Global Crossing
Consolidated Revenue Growth 2008 vs. 2007 2009 vs. 2008 2010 vs. 2009 1Q11 vs. 1Q10
As Reported 15% (2%) 3% 2%
Constant Currency 15% 3% 2% 1%
Consolidated Revenue

$500
$400
$300
$200
$100
$0
25%
20%
15%
10%
5%
0%
$123
5.4%
$273
10.5%
$342
13.5%
$400
15.3%
$77
$84
2007
2008
2009
2010
1Q11
OIBDA
1Q OIBDA
OIBDA as % of Revenue

Global Crossing
Think Ahead

OIBDA
Refer to earnings
release for the
reconciliation and
definition of OIBDA and
the explanation of
constant currency

© 2010 Global Crossing
$ in millions
GC Impsat financial
contribution began on
May 9, 2007
OIBDA Growth 2008 vs. 2007 2009 vs. 2008 2010 vs. 2009 1Q11 vs. 1Q10
As Reported 122% 25% 17% 9%
Constant Currency 128% 31% 14% 6%

15.0x
12.0x
9.0x
6.0x
3.0x
0.0x
11.6x
4.8x
4.3x
3.7x
3.7x
2007
2008
2009
2010
1Q11

Global Crossing
Think Ahead

Improving Leverage Profile

© 2010 Global Crossing
All maturities reflect book value
Note: Leverage Ratio is calculated by dividing total debt by last twelve months OIBDA. Refer to Table 8 of the 1Q11 earnings release, issued on
May3, 2011, for the reconciliation and definition of OIBDA.
$500
$400
$300
$200
$100
$0
$600
2017
$150
2018 2019 2013 2015 2014 2016
Senior
Secured
Notes
GCUK
Notes
$700
$800
$441
$737
Senior
Unsecured
Notes
2012 2011
No major maturities until
December 2014.
Sustained OIBDA growth enables
continued deleveraging.
$ in millions

Power of Combined Global Crossing/Level 3
FY 2010 Key Metrics
Pro
Forma (1)
Post
Synergies (2)
Revenue $6.26B
Adj. EBITDA
(3)
$1.27B $1.57B
Cash Balance $998M
Gross Debt/
Adj. EBITDA
(3)
6.2x 5.0x
Net Debt/
Adj. EBITDA
(3)
5.4x 4.4x
Balanced Mix of Customers
(4)
($ in Millions)
(1) Pro Forma balances represent the combined balances and results of Level 3 and Global Crossing as of and for the year ended December 31, 2010
(2) Post Synergies balances represent pro forma balances adjusted for estimated $300 million in network and operating expense synergies post-acquisition, once achieved
(3) See schedule of non-GAAP metrics for definition and reconciliation to GAAP measures
(4) 2010 Core Network Services plus Invest & Grow Revenue
Global Crossing and Level 3 announced an all-stock combination on April 11
Significant cost synergies create value
Immediately reduces Level 3’s leverage ratio
Creates expanded addressable market

Wholesale
$2,250
44%
Enterprise
$2,856
56%

Note: Illustrative view of the combined companies network reach through owned and leased capacity
Increased scale with more than $6 billion of combined 2010 revenue
Cost synergies estimated at annual run rate of $340 million
Complementary network and product capabilities
Beneficial to customers, investors and employees
Emergence of stronger global competitor
Power of Combined Global Crossing/Level 3

Level 3
Global Crossing

- Global Crossing is building on a leading position as a global provider of advanced IP, Ethernet and data center solutions
- Strong demand for IP-based services enables continued year over year growth
- We are moving up the customer value chain with increased investment in value-added services, including data centers
- Solid strategic, operational and financial progress
  - Multi-year growth trend in strategic "invest and grow" revenue on a constant currency basis
  - Improved sales mix and operating leverage drive strong growth in OIBDA and OIBDA margin
- We remain confident in our growth expectations for 2011
- Our strategic combination with Level 3 will create significant value for customers and shareholders; preparations are underway for a successful launch

Global Crossing
Think Ahead

Key Take-Aways 13 © 2010 Global Crossing

Q&A

Combined Total Revenue is defined as combined total revenue from the Consolidated Statements of
Operations as filed in each company’s Annual Report on Form 10-K for the year ended December 31, 2010.
Communications Revenue is defined as communications revenue from Level 3 Communications’
Consolidated Statements of Operations.
Adjusted EBITDA is defined as net income (loss) from the Consolidated Statements of Operations before income taxes, total other income (expense), non-cash impairment charges, depreciation and amortization and non-cash stock compensation expense.
Adjusted EBITDA plus Estimated Synergies is defined as Adjusted EBITDA plus the estimated synergies resulting from the combination.
Total Debt, including Capital Leases is defined as the current and long-term portions of debt and obligations under capital leases as reported in the Consolidated Balance Sheets filed in each company’s Annual Report on
Form 10-K for the year ended December 31, 2010.
Cash and Cash Equivalents is defined as the total cash and cash equivalents reported as a component of current assets in the Consolidated Balance Sheets as filed in each company’s Annual Report on Form 10-K for the year ended December 31, 2010.
Debt to Adjusted EBITDA Ratio is defined as Total Debt, including Capital Leases divided by Adjusted
EBITDA.
Net Debt to Adjusted EBITDA Ratio is defined as Total Debt, including Capital Leases reduced by the Cash and Cash Equivalents, divided by Adjusted EBITDA.
Schedule to Reconcile to Non-GAAP Financial Metrics

Combined Revenue
($ in millions)
Level 3
Communications
Global Crossing Combined
Revenue:
    Communications $3,591 $2,609 $6,200
    Coal 60                           - 60
Total Revenue $3,651 $2,609 $6,260
Year Ended December 31, 2010
Schedule to Reconcile to Non-GAAP Financial Metrics

Adjusted EBITDA Metrics
Global Crossing
($ in millions)
Communications Other Consolidated Consolidated Combined
Net Loss applicable to common shareholders ($617) ($5) ($622)
($176) ($798)
Preferred Stock Dividends - - -
4 4
Income Tax Benefit (91) - (91)
(5) (96)
Total Other (Income) Expense 620 3 623
240 863
Depreciation and Amortization 870 6 876
337 1,213
Non-cash Stock Compensation 67 - 67
20 87
Adjusted EBITDA $849 $4 $853
$420 $1,273
Estimated Synergies
$300
Adjusted EBITDA plus Estimated Synergies
$1,573
Year Ended December 31, 2010
Level 3 Communications
Schedule to Reconcile to Non-GAAP Financial Metrics

Adjusted EBITDA Ratios
($ in millions)
Level 3
Communications Global Crossing Combined
Combined with
Synergies
Total Debt, including capital leases $6,448
$1,461 $7,909 $7,909
Cash and cash equivalents 616
372 988 988
   Net Debt $5,832
$1,089 $6,921 $6,921
Adjusted EBITDA $853
$420 $1,273 $1,573
Debt to Adjusted EBITDA Ratio 7.56
3.48 6.21 5.03
Net Debt to Adjusted EBITDA Ratio
6.84 2.59 5.44 4.40
Year Ended December 31, 2010
Schedule to Reconcile to Non-GAAP Financial Metrics